Webcast - 29th / 30th May 2018 (ASX: IMM, NASDAQ: IMMP) New Data from Ongoing Melanoma Study and Clinical Development Strategy Update Exhibit 99.2

The purpose of the presentation is to provide an update of the business of Immutep Limited ACN 009 237 889 (ASX:IMM; NASDAQ:IMMP). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Immutep and should not be relied upon as an independent source of information. Please refer to the Company's website and/or the Company’s filings to the ASX and SEC for further information. The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified.  No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Immutep’s control.  Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks.  Because actual results could differ materially to assumptions made and Immutep’s current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution.  Additionally, the INSIGHT investigator sponsored clinical trial described in this presentation is controlled by the lead investigator and therefore Immutep has no control over this clinical trial. This presentation should not be relied on as a recommendation or forecast by Immutep. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction. Notice: Forward Looking Statements

LAG-3 Overview

Evolution of Checkpoint Therapies

LAG-3 has the potential to be the next meaningful checkpoint target…

Timeline of Immune Checkpoint Discovery



No of studies
0
100
200
300
400
500
600
700
LAIR.1
BTLA
VISTA
TIGIT
TIM.3
LAG.3
CTLA.4
PD.1
2017*
2014
2011
2008
2005
2002
1999
1996
1993
1990
1987
VISTA
TIGIT
TIM-3
BTLA
LAIR-1
PD-1
LAG-3
CTLA-4

Evolution of Immuno-Oncology Therapies



Yervoy
Keytruda
Opdivo/ Yervoy combination
Keytruda/ chemo combination
Opdivo/ anti-LAG-3 Combination(1)
2011
`12
`13
`14
`15
`16
`17
`18
`19
2020*

- Existing immuno-oncology therapies are CTLA-4, PD-1 and PD-L1 antagonists and are approved for many disease indications
- However, only 15 - 40% of solid tumors in patients respond to monotherapy
- Immuno-oncology market will be worth approximately US$14 billion in 2019, rising to US$34 billion by 2024, with checkpoint therapies accounting for most of the market[2]

Notes:
[1] Expected timing, actual results may differ (BMS ASCO 2017 Investor Presentation)
[2] Global Data, Immuno-Oncology Strategic Insight: Multi-Indication and Market Size Analysis (May 2016)

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LAG-3 Therapeutic Landscape Overview Immutep is the leader in developing LAG-3 modulating therapeutics Sources: GlobalData, company websites, clinical trials.gov, and sec.gov Information as of April 23, 2018, includes also trials which are only listed as planned, includes also trials where the company may not be the sponsor Indicates one product; size indicates stage of development, green = product either developed by Immutep or under license from Immutep Indicates No. of patients on trials eftilagimod alpha (efti, IMP321)

Eftilagimod alpha (IMP321) Dimeric, very stable, high affinity for DC Antigen presenting cell (APC) activator Unique mechanism of action and potentially first-in-class Efti is a soluble recombinant fusion protein consisting of the Fc portion of a human antibody and the four extracellular domains of LAG-3 CH3 CH2 Hinge CH1 VH VL CL Human IgG1 Soluble LAG-3 CH3 CH2 Hinge IMP321 “LAG-3Ig” D4 D3 D2 D1 D1 D2 D3 D4 MHC II binding site

The only APC targeting LAG-3 product currently in clinical development A unique approach (“turning cold tumors into hot tumors” with LAG-3) Synergistic with other IO agents Efti - Innovative LAG-3 IO Product Candidate Efti, an MHC II agonist (eftilagimod alpha, IMP321) : APC activator Boost and sustain the CD8+ T cell responses Activate multiple immune cell subsets “PUSHING THE ACCELERATOR ON IMMUNE RESPONSES” “RELEASING THE BRAKE ON THE T CELL” LAG-3 antagonist antibodies: immune checkpoint inhibitor increase cytotoxicity of the pre-existing CD8 T cell response

Notes Expected timing of data readouts and actual results and timing may differ In combination with KEYTRUDA® (pembrolizumab); clinical trial is currently planned and not yet active INSIGHT Investigator Initiated Trial (IST) is controlled by lead investigator; Immutep is not the sponsor, but supplies IMP321 Efti - Clinical Development / Description

Efti (IMP321) TACTI-mel Results (as of 9th May 2018 )

Problem: Low monocyte numbers at baseline leads to poor efficacy of anti-PD-1 therapy Solution: efti (IMP321) increases monocyte numbers in cancer patients New Rationale for Combining efti (IMP321) with PD-1 Antagonists (pembrolizumab) 1.00 0.75 0.50 0.25 0.00 Time (months) Overall Survival Classical monocytes > 19 % Classical monocytes < 19 % Source: Krieg et al., Nat. Med. 24, 2018. N=51 Monocytes are important for response and survival to pembrolizumab à efti (IMP321) increases monocytes sustainably above threshold of 19% à response to pembrolizumab more likely N=15 Source: AIPAC stage 1 Classical Monocytes %

Efti (IMP321) in Melanoma
TACTI-mel (IO combination) – Trial Design

immutep
LAG-3 IMMUNOTHERAPY

TACTI-mel = Two ACTive Immunotherapeutics in melanoma

24 patients, 4 cohorts of 6 patients → Efti (IMP321) + anti-PD-1 (Keytruda®) → Phase I, multicenter, open label, dose escalation → Recommended Phase II dose, safety and tolerability

Primary Objective	Recommended dose for Phase II with efti (IMP321) + pembrolizumab Safety + tolerability
Other Objectives	PK and PD of IMP321, response rate, time to next treatment, PFS


Australia

7 sites in Australia

- Part A: efti (IMP321) at 1, 6 and 30 mg s.c. every 2 weeks starting with cycle 5 of pembrolizumab

→ Status: recruitment completed; interim results on next slides

- Part B: efti (IMP321) at 30 mg s.c. every 2 weeks starting with cycle 1 of pembrolizumab

→ Status: 3 pts enrolled w/o DLTs

- Pembrolizumab (Keytruda®) 2 mg/kg every 3 weeks i.v. part A and B preliminary data, status 9th May 2018

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preliminary data, status 9th May 2018 Study Scheme Part A: irRC…Immune-Related Response Criteria, PFS- progression free survival, FU – follow-up Efti (IMP321) in Melanoma TACTI-mel (IO combination) – Details Part A Patient population Part A: Patients with unresectable or metastatic melanoma with asymptomatic progression or suboptimal response after 3 cycles of pembrolizumab

Best Overall Response acc. to irRC N = 18 (%) irCR 1 (6%) irPR# 5 (28%)# irSD 6 (33%) irPD 6 (33%) Best overall response rate (ORR) 6 (33%) Patients with tumor shrinkage 9 (50%) Disease control rate 12 (66%) Baseline Characteristics N = 18 (%) Elevated LDH 7 (39%) Metastasis stage M1c 15 (83%) Pre-treated with BRAF/MEK/ipilimumab 4 (22%) irPD/irSD to pembro after 3 cycles 12 (67%) # - incl. 1 pt with complete disappearance of all target lesions; CR acc. to RECIST 1.1 Waterfall Plot* (starting after 4 cycles of pembrolizumab) Patients very late stage of disease (M1c, elevated LDH) Majority not responding to pembrolizumab à Tumor shrinkage in 50 % of these patients incl. 2 pts with complete disappearance of all target lesions Efti (IMP321) in Melanoma TACTI-mel (IO combination) – Results after Start of Combo (1) preliminary data, status 9th May 2018 * - acc to irRC durable responses Spiderplot* Cohort 1-3 – May 2018 preliminary data, status 9th May 2018 Efti (IMP321) in Melanoma TACTI-mel (IO combination) – Results after Start of Combo (2) Complete responses of target lesions occurred after 11 and 18 months --> combination takes time to act 3 (out of 12 = 25%) durable responses in first 2 dose levels à treatment and FU ongoing Treatment and follow-up of 3 patients in 3rd cohort (30 mg) ongoing Conclusion * - acc to irRC

Efficacy: Metastatic Melanoma All lesions disappeared à CR (confirmed) patient without treatment and disease free Tumor progression preliminary data, status 9th May 2018 Efti (IMP321) in Melanoma TACTI-mel (IO combination) – Single Case at 1 mg efti

Pre pembro 9 months after start of combo Target lesion: chest wall; Non-target lesion: Left common iliac LN preliminary data, status 9th May 2018 Σ TL (irRC) 100 mm² 25 mm² 25 mm² 25 mm² 0 mm² In % 0% -75% -75% -75% -100 % Response NA irPR irPR irPR irPR Sum of target lesions (TL) acc to irRC Complete disappearance of target lesions à CR acc. to RECIST 1.1 Patient still on pembrolizumab Efti (IMP321) in Melanoma TACTI-mel (IO combination) – Single Case at 6 mg efti

Efti (IMP321) in Melanoma

Response Analysis Starting Cycle 1 Day 1 Pembrolizumab

immutep LAG-3 IMMUNOTHERAPY

Trial Design TACTI-mel: Combination treatment of efti and pembrolizumab starts at cycle 5 in patients not responding well or progressing on pembrolizumab → difficult to compare to any historical control

How does the efficacy looks from the start of pembrolizumab?
→ Performed analysis of read-outs starting from cycle 1 day 1 of pembrolizumab, including the 4 cycles pembrolizumab monotherapy ("C1/D1 Analysis")

- Overall response rate is 61% and 66% of patients are progression free 6 months after start of pembrolizumab [(1)]
- 7/12 (58 %) patients with progression (irPD) or stable disease (irSD) have a benefit by adding IMP321[(1)]

Best Overall Response acc. to irRC (C1/D1 analysis)[(1)]	N = 18 (%)
irCR	1 (6%)[(1)]
irPR#	10 (56%)[(1),(2)]
irSD	5 (28%)[(1)]
irPD	2 (11%)[(1)]
Best overall response rate (ORR)	**11 (61%)[(1)]**
Progression free at 6 months	**12 (66%)[(1)]**

Notes
(1) Response rates determined by C1/D1 Analysis
(2) Includes 1 patient with complete disappearance of all target lesions, CR acc to RECIST1.1 preliminary data, status 9th May 2018

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Chemo-Immuno-Combo
IO-IO Combo
Vaccine Adjuvant

Efti (IMP321) in Melanoma
Comparison to historical controls

immutep
LAG-3 IMMUNOTHERAPY

How does the data fit in the treatment landscape and in comparison to pembro monotherapy?

TACTI-Mel enrolled ipilimumab (ipi) naive and ipi pre-treated patients → Keynote-002 (pre-treated) and Keynote-006 (naive) used for comparison

Baseline Characteristics	Tacti-Mel (C1/D1 response analysis) Pembro 2 mg/kg N=18 in %	KN-006 (ipi naive) Pembro 10 mg/kg n=277 In %	KN-002 (ipi pre-treated) Pembro 2 mg/kg n=180 In %
Metastasis stage M1c	83%	68%	82%
ECOG 1 / 0	22% / 78%	32% / 68%	45% / 55%
irCR	6%(1)	6%(2)	2%(2)
ORR	**61%**(1)	**33%**(2)	**21%**(2)
Progression free at 6 months	**66%**(1)	**46%**(2)	**34%**(2)

61 % response rate(1, 2) and **66 % progression free at 6 months**(1, 2) with the PD-1 antagonist **pembrolizumab** and APC activator **eftilagimod alpha** in very late stage **melanoma**

preliminary data, status 9th May 2018

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Notes
(1) Response rates determined by C1/D1 Analysis
(2) TACTImel used irRC and KN-002 and KN-006 RECIStT1.1

Efti (IMP321) – Clinical Overview

Exposure and Safety

Exposure[2] in cancer patients

- 87 cancer patients in different indications and combinations (see table)
- Subcutaneous injection every two weeks
- 52 (~60%) received 6-30 mg efti (IMP321)

Combination partner / indication	Cancer patients N = 87[2]
Efti (IMP321) alone / renal cell cancer	21
with paclitaxel / met. Breast cancer	48
with pembrolizumab / met. melanoma	18

Safety profile in cancer patients

- No efti (IMP321) related deaths
- In total 24 SAEs (29%) thereof 4 (5%) (possibly) related to efti[1]
- No MTD in any combination
- Most common adverse events: local erythema and any type of injection site reaction up to NCI-CTC grade 2

✓ Efti (IMP321) has very favorable safety profile up to 30 mg given s.c. every 2 weeks

✓ Combination with chemotherapy or PD-1 antagonists is feasible without reaching MTD

Notes *preliminary data, status 9th May 2018*

(1) None of them related to combination of IMP321 + pembrolizumab, all in trials in combination with paclitaxel

(2) Ongoing trials like randomized part of AIPAC (226 patients), IITs (n=38) or new trials (N=120) not included here

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Efti (IMP321) TACTI-002 - Design

In March 2018 Immutep entered into a clinical trial collaboration and supply agreement with Merck & Co., Inc., Kenilworth, NJ, USA (known as MSD outside the United States and Canada) to evaluate the combination of efti (IMP321) with MSD's anti-PD-1 therapy KEYTRUDA® (pembrolizumab) in a new Phase II clinical trial Efti (IMP321) – Clinical Development Collaboration and Supply Agreement

Chemo-Immuno-Combo
IO-IO Combo
Vaccine Adjuvant

Efti (IMP321) – Clinical Development

TACTI-002 Trial Design

immutep
LAG-3 IMMUNOTHERAPY

TACTI-002; a basket trial: Two ACTive Immunotherapeutics in different indications

Simons 2 stage; 3 indications; up to 120 pts → Efti (IMP321) + Pembrolizumab (Keytruda®) for 12 months + max. of 12 months pembrolizumab monotherapy → Phase II, multi-national (EU + US + AUS), open label → Response rate; PFS, OS, PK, Biomarker; Safety and tolerability

Primary Objective	Response rate (iRECIST)
Other Objectives	Safety, PFS+OS, PK, exploratory biomarker analysis
Patient Population	Part A: 1st line NSCLC PD-X naive Part B: 2nd line NSCLC, PD-X refractory Part C: 2nd line HNSCC, PD-X naive
Treatment	30 mg Efti (IMP321) s.c. 200 mg Pembrolizumab i.v.

Status Report

- Protocol Development + IND preparation ongoing
- Study start expected Q.4 '18
- First DMC meeting planned mid '19
- First data expected mid '19



12-15 sites in Europe / US / Australia

Notes
NSCLC – non-small-cell lung cancer, HNSCC – head and neck squamous cell cancer, DMC – data monitoring comittee, PFS – progression free survival, OS – overall survival, PK – pharmacokinetics, PD-X – any PD-1 or PDL-1 treatment

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Efti (IMP321) Summary preliminary data, status 9th May 2018 Very favorable safety profile à no DLT/MTD reached with pembrolizumab à combination feasible and safe Able to induce a IFN-γ type response in patients Response rate of 61 % and progressions free survival rate at 6 months of 66 % in late stage mostly visceral (M1C) melanoma if combined with pembrolizumab(1) Will be investigated in combination with pembrolizumab in 3 new indications starting 2018 Notes Response rates determined by C1/D1 Analysis

Thank you!